Exhibit 99.3

                      Bravo! Foods International Corp.
                            EMPLOYMENT AGREEMENT

      This employment agreement (the Agreement) is made this October 1, 2002 between Bravo! Foods International Corp. (the Company), a corporation organized and existing under the laws of the state of Delaware, United States of America, having a place of business at 11300 U.S. Highway 1, North Palm Beach, FL 33408 and Roy D. Toulan, Jr. of 6 Wheeler's Point Road, Gloucester, MA 01930, and a citizen of the United States of America (Toulan).

      Introduction: This Employment Agreement sets forth the terms and conditions of the employment of Toulan as Vice President (subject to approval of the Board of Directors) and General Counsel of the Company

1. Position. Toulan will assume and perform the duties associated with the position of Vice President - General Counsel. This Agreement shall cover and apply to the periods commencing with January 1, 2003 and ending December 31, 2004

2. Responsibilities. Toulan shall have overall responsibilities for the Company's legal affairs. These responsibilities include matters pertaining to the day to ay operation of the Company, maintenance of appropriate corporate records, corporate governance, corporate reporting as a public company, employment and general legal advise to management and the Company's board of directors, as required.

3. Salary. The annual salary for this position shall be US$180,000, paid in twenty-six equal periodic installments. The Company's Compensation Committee of the Board of Directors will review this salary at each contract year-end. The Company shall deduct the appropriate amount of all applicable federal taxes from Toulan's salary payments, based upon the deduction information supplied to the Company by Toulan.

4. Incentive Bonus Plan: In addition to the annual compensation to be paid to Toulan, he shall be entitled to participate in an executive incentive bonus plan. This bonus plan is in addition to and not in lieu of any profit sharing or pension plan that may be established by the Company for its employees. The bonus plan shall have the following elements:

      (a) Signing Bonus. Toulan shall receive 100,000 shares of the Company's common stock, as an incentive for employment with the Company and for his anticipated future services. This common stock shall be issued pursuant to a form S-8 registration statement..

      (b) Incentive Equity Bonus. Contemporaneous with the execution of this Agreement, Toulan shall receive options for a total of 300,000 shares of the Company's common stock. These options shall have an exercise of $0.40 per share. These options shall vest, as follows: 100,000 shares shall on January 1, 2003; 100,000 shares shall vest on December 31, 2003 and


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100,000 shares shall vest on December 31, 2004. The options shall be exercisable for a period of five years from vesting, all as set forth in an option agreement to be executed between the Company and Toulan.

      (c) Conditions for Options. (i) Provided that, the Options shall vest only if the Company employs Toulan on the applicable Vesting Date. Except as provided herein, if the Company does not employ Toulan on the applicable Vesting Date, then the option to purchase common shares appurtenant to such options shall be null and void and Toulan shall not have the right or claim to purchase such common shares. (ii) In the event of a proposed dissolution or liquidation of the Company, a merger or consolidation in which the Company is not the surviving entity, a sale of all or substantially all of the Company's assets or capital stock representing the controlling voting interest of the Company (collectively, a "Reorganization"), these Options shall immediately vest on the day prior to the effective date of the proposed Reorganization.

5. Corporate Benefits. The Company shall provide the corporate benefits (medical, etc.) to Toulan as it provides to its other US employees, and the Company shall pay the annual premium for Toulan $1,000,000 personal life insurance and premiums for Toulan's disability insurance.

6. Compliance with Company Policies and Regulations. Toulan will execute his duties and responsibilities in strict accordance with Company policies and regulations, approved budgets, and specific directives. Toulan shall be responsible, and accountable, for the employees under his responsibility to also abide by these policies and regulations. In the event Toulan is found, among other things, negligent in his performance of his responsibilities, including compliance with Company policies and procedures, he would be subject to termination for cause.

7. Termination. This Agreement may be terminated by mutual consent. Toulan may be terminated for cause only subsequent to fifteen days written termination notice to Toulan, which notice shall specify the grounds for termination for cause, and the opportunity for Toulan to address the Executive Committee of the Company's Board of Directors with respect to the matters set forth in the written termination notice. If the present senior executive management of the Company changes and Toulan is terminated without cause by new senior executive management, Toulan shall be entitled to receive as severance compensation whatever salary and bonus plan benefits that would have become due to him for the remainder of the initial term of this agreement, plus an additional twelve month period, immediately upon such termination. If this agreement is not renewed as provided in
Section 9 herein, Toulan shall receive the salary, benefits and bonus plan benefits that would have become due to him under this Agreement if not terminated, plus an additional six month period, immediately upon such termination.

8. Confidentiality. Toulan agrees and acknowledges that acquired information and knowledge concerning the business operations of the Company, trade secrets, methods of operation, product formula, manufacturing procedures, business practices, financial information, records and reports, and data related to the operation of the Company or its subsidiaries is confidential and secret (the foregoing hereinafter referred to as "Confidential Information").


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Toulan shall not at any time disclose, or after termination or expiration of this agreement, disclose any Confidential Information to any person, company, government, or use and Confidential Information in direct competition with the business of the Company for a period of one year subsequent to the termination or expiration of this agreement.

9. Commencement and Term. This agreement is effective with the signing by both parties below as of October 1, 2002. Except as otherwise provided in this document, this Contract shall be valid until December 31, 2004 and shall automatically renew under the same terms and conditions unless thirty
(30) days prior to the expiration date one, or both, of the parties notifies the other party of the intention to terminate this agreement.

10. Inside Information-Securities Laws Violations. In the course of the performance of Toulan's duties, it is expected that Toulan will receive information that is considered material inside information within the meaning and intent of the federal securities laws, rules, and regulations. Toulan will not disclose this information directly or indirectly for Toulan or as a basis for advice to any other party concerning any decision to buy, sell, or otherwise deal in the Company's securities or those of any of the Company's affiliated companies.

11. Warranty That Agreement Does Not Contemplate Corrupt Practices-- Domestic or Foreign. Toulan represents and warrants that (a) all payments under this agreement constitute compensation for services performed and (b) this agreement and all payments, and the use of the payments by Toulan, do not and shall not constitute an offer, payment, or promise, or authorization of payment of any money or gift to an official or political party of, or candidate for political office in, any jurisdiction within or outside the United States. These payments may not be used to influence any act or decision of an official, party, or candidate in his, her, or its official capacity, or to induce such official, party, or candidate to use his, her, or its influence with a government to affect or influence any act or decision of such government to assist the Company in obtaining, retaining, or directing business to the Company or any person or other corporate entity. As used in this paragraph, the term "official" means any officer or employee of a government, or any person acting in an official capacity for or on behalf of any government; the term "government" includes any department, agency, or instrumentality of a government.

12. Miscellaneous. (a) This agreement is subject to and shall be interpreted in accordance with the laws of Florida, without choice of law considerations; (b) This agreement cannot be modified except in writing executed by the parties.

Bravo! Foods International Corp.       Employee


/S/                                    /S/
______________________________         ______________________________
Roy G. Warren                          Roy D. Toulan, Jr.
Chief Executive Officer


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